UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-14974

1-5, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1   Press Release, “Technicolor & Relativity Media Form Strategic Partnership for Range of Production, Post Production & Distribution Services”, dated January 10, 2011.

Exhibit 2   Press Release, “Technicolor Launches MediaNavi Content Platform at CES 2011”, dated January 6, 2011.

Exhibit 3   Press Release, “TalkTalk to Trial Technicolor’s New MediaNavi Content Platform”, dated January 6, 2011.

Exhibit 4   Press Release, “Technicolor’s New 3D Certification Program Demonstrated at CES 2011”, dated January 6, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: January 31, 2011	Title:	General Secretary

Exhibit 1

PRESS RELEASE

Technicolor & Relativity Media Form Strategic Partnership for

Range of Production, Post Production & Distribution Services

Paris (France) & Hollywood (California) – January 10, 2011 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced it has formed a strategic partnership with Relativity Media, a media and entertainment company known for creating, financing and distributing content across all platforms, to provide a broad range of services including production, post production, release printing and distribution services for theatrical and subsequent windows.

“As partners, Technicolor and Relativity Media are both very like-minded innovators and strategic thinkers,” commented Michael Joe, president of Relativity Media. “After a complete assessment of the market, we selected Technicolor because of their broad commitment to the industry, their remarkable legacy and leading digital capabilities.”

Under the terms of the exclusive long-term agreement, Technicolor will provide Relativity Media with an extensive range of production and post production services including visual effects and film services including 35mm trailers release printing, and front-end negative processing. Also included are theatrical distribution services across both 35mm film and digital cinema, along with marketing services. Technicolor will also be a preferred provider a number of digital services including DVD compression & authoring, media management, and digital delivery to consumers.

“We are delighted to be broadening and deepening our relationship with a fast moving partner like Relativity Media as they continue evolving their business model,” said Frederic Rose, CEO of Technicolor.  “As the industry shifts rapidly to digital, we are committed to continue our investment in technology innovation to provide the most efficient and advanced workflows and services to our partners.”

# # #

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.  Euronext Paris: TCH  ▪ NYSE: TCH ▪ www.technicolor.com

About Relativity Media, LLC

Relativity Media, LLC is a media and entertainment company that focuses on creating, financing and distributing first class, studio-quality entertainment content and intellectual property across multiple platforms, as well as making strategic partnerships with, and opportunistic investments in, media and entertainment-related companies and assets.  Relativity owns and operates Rogue, a company that specializes in the production and distribution of films targeted to the 13-25 year old audience. Building upon its foundation of financing and producing films, Relativity has grown to include music, sports and television divisions and the next-generation social network iamrogue.com.  Relativity also owns and operates RelativityREAL, Relativity’s television arm, which has become one of the leading suppliers of reality television with more than 20 shows in episodic or pilot.

To date, Relativity has committed to, produced and/or financed more than 200 studio-quality motion pictures through 2014.  Released films have accumulated more than $15.0 billion in worldwide box office revenue.  Relativity’s recent films include Salt, Despicable Me, Grown Ups, Charlie St. Cloud, Dear John, It’s Complicated, Zombieland, Couples Retreat, Get Him to the Greek, Robin Hood, and, most recently, The Fighter, Little Fockers, Season of the Witch and The Social Network. Upcoming films for Relativity include James Cameron's Sanctum in 3D, Limitless, Take Me Home Tonight and Immortals, Battle: Los Angeles, and Cowboys & Aliens.  33 of the company’s films have opened at No. 1 at the box office.  Relativity films have earned 43 Oscar® nominations, including nods for Nine, A Serious Man, Frost/Nixon, Atonement, American Gangster and 3:10 to Yuma.  53 of Relativity’s films have each generated more than $100 million in worldwide box-office receipts.

# # #

Press contact:

Season Skuro – Technicolor US	+1 323 817 6865	season.skuro@technicolor.com
Adam Keen – Relativity Media	+1 310 724 7720	adam.keen@relativitymedia.com

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

Exhibit 2

PRESS RELEASE

Technicolor Launches MediaNavi Content Platform at CES 2011

MediaNavi Multi-Screen Interface Integrates Into Android, iOS, WebOS & Windows Platforms

LAS VEGAS, Nevada – (Consumer Electronics Show 2011) – January 6, 2011 – Technicolor (Euronext Paris: TCH; NYSE: TCH) today announced the launch of its MediaNavi multi-screen content platform designed to make navigating the universe of content simple, seamless, and social for consumers everywhere.  MediaNavi serves both cable, telco, and satellite providers as well as consumer electronics manufacturers striving to maximize the value of their connected devices.

Technicolor’s MediaNavi user experience is the first cross-platform/cross-operating system user experience geared towards network service providers and consumer electronics manufacturers, and will be demonstrated for the first time at the Consumer Electronics Show (CES) 2011 in Las Vegas, Nevada.

“MediaNavi was developed to bring the real service power of networks to devices such as tablets, set-top boxes, and mobile devices enabling consumers to discover new content, share their discovery with their social network and consume content in a rich and immersive manner,” said Frederic Rose, Chief Executive Officer of Technicolor.

MediaNavi stimulates consumers to discover and enjoy content in a more simple and seamless manner via advanced metadata techniques combined with MediaNavi’s new multi-screen, touch enabled interface.  These techniques also enable a backstage view into the content details in a “TV first” friendly manner that keeps the detail on the MediaNavi device and the main programming on the consumer’s big screen TV.

Mr. Rose further commented, “With our near 100 year history of serving content creators and studios worldwide, always with an emphasis on image quality, the power of metadata is something Technicolor truly understands. Leveraging metadata to power the user experience in a new manner is a unique goal of MediaNavi.  Another is to deliver MediaNavi as a cross platform, device agnostic solution that operators can deploy quickly, while utilizing many of their legacy set-top-box devices in the process.”

As more home and portable devices become Internet connected, cloud-based solutions such as MediaNavi help consumers enjoy a more robust yet simplified experience.  MediaNavi is available for trial in the Spring of 2011.

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ Discs. Euronext Paris: TCH  ▪ NYSE:TCH ▪ www.technicolor.com

# # #

Press Contacts:

Season Skuro - Technicolor US	+1 323 817 6865	season.skuro@technicolor.com
Caroline Ponsi – Technicolor Europe	+33 (1) 41 86 61 11	caroline.ponsi@technicolor.com

*****

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

Exhibit 3

PRESS RELEASE

TalkTalk to Trial Technicolor’s New MediaNavi Content Platform
MediaNavi Multi-Screen Interface integration into future
Set-Top-Box Platforms and Tablets

LAS VEGAS, Nevada – (Consumer Electronics Show 2011) – January 6, 2011 – Technicolor (Euronext Paris: TCH; NYSE: TCH) today launches its new MediaNavi platform designed to make navigating the universe of content simple, seamless, and social for consumers everywhere. MediaNavi serves both consumer electronics manufacturers striving to maximize the value of their connected devices, as well as network service providers in the broadband cable, telco, and satellite markets.  Technicolor is also announcing a partnership with TalkTalk, a leading UK broadband provider, to trial MediaNavi on tablets as a personalized and enriched second screen video experience. In further collaboration, the two companies are working together on the future integration of MediaNavi into TalkTalk’s set-top-boxes. Technicolor’s new platform will be demonstrated for the first time at the Consumer Electronics Show (CES) 2011 in Las Vegas, Nevada.

“We are very pleased to be working with Technicolor on the next generation of multi-screen, personalized video solutions,” said Max Alexander, Director TalkTalk TV. “With Technicolor’s MediaNavi, we are looking at new ways to provide a consistent approach across multiple devices and to be able to offer our customers a truly premiere user interface within a touch screen tablet device.”

“We are very pleased to work with a progressive network service provider such as TalkTalk,” said Frederic Rose, CEO, Technicolor. “With MediaNavi, we’re committed to helping TalkTalk provide an enhanced user experience to their consumers, while helping to reduce churn and grow their client base.”

As more home and portable devices become Internet connected, cloud-based solutions such as MediaNavi help consumers enjoy a more robust yet simplified experience.  MediaNavi stimulates consumers to discover and enjoy content in a more simple and seamless manner via advanced metadata techniques combined with MediaNavi’s new multi-screen, touch enabled interface.  These techniques also enable a “backstage” view into the content details in a TV first friendly manner that keeps the detail on the MediaNavi device and the desired show on the consumer’s big screen TV.

About TalkTalk

•

TalkTalk now has 4.25 million phone and broadband customers signed up to TalkTalk and Aol Broadband.

•

TalkTalk operates a fully unbundled network, which extends to over 2,000 exchanges and covers over 80% of the population.

•

In uSwitch's Customer Satisfaction Report 2010, TalkTalk was voted the best value for money home phone provider. And in Top10.com's Broadband Awards 2010, TalkTalk Essentials was voted the best home broadband. TalkTalk also picked up Top10.com's best broadband and home phone award.

•

www.talktalk.co.uk is the online hub for customers to manage their account, use their webmail, resolve their problems and access a range of information and entertainment content. The site is used by nearly three million users every month.

•

TalkTalk is one of seven partners behind YouView (www.youview.com), the new internet-connected TV service, along with the BBC, ITV, BT, Channel 4, Arqiva and Five. YouView is expected to launch to UK homes in mid 2011.

•

Follow TalkTalk on Twitter and on our blog: @TalkTalkTips and www.talktalkblog.co.uk

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ Discs. Euronext Paris: TCH  ▪  NYSE:TCH  ▪  www.technicolor.com

Press Contacts:

Season Skuro - Technicolor US	+1 323 817 6865	season.skuro@technicolor.com
Caroline Ponsi – Technicolor Europe	+33 (1) 41 86 61 11	caroline.ponsi@technicolor.com

*****

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

Exhibit 4

PRESS RELEASE

Technicolor’s New 3D Certification Program Demonstrated at CES 2011

Recently Launched Certifi3D Program Endorsed by BSkyB

LAS VEGAS, Nevada – (Consumer Electronics Show 2011) – January 6, 2011 – Technicolor (Euronext Paris: TCH; NYSE: TCH) today announced that its 3D certification program, Certifi3D, has been very well received by the industry since its launch in December 2010. The service is being endorsed and applauded by content owners and network operators alike, including BSkyB.  The certification program is geared towards broadcasters, network service providers and content owners, with the goal of delivering quality and comfortable 3D experiences to end consumers.

“As the first operator in Europe to launch a 3D channel, Sky is at the forefront of both capturing and commissioning 3D content for broadcast on its platform. Sky aims to provide our customers with the very best quality and value 3D content across movies, sports, drama and the arts,” said Chris Johns, Chief Engineer, Broadcast Strategy at BSkyB. “We therefore see a clear need for innovations like Technicolor’s Certifi3D service that will help the creative community to deliver consistently high quality and safe 3D content, which will in turn maximize the comfort and enjoyment of the 3D experience for our customers.”

Technicolor Certifi3D, which is being demonstrated at the Consumer Electronics Show (CES) 2011 in Las Vegas, Nevada this week, was created to ensure that 3D material meets minimum comfort requirements before it is delivered to consumers.  As part of the service, Technicolor evaluates each shot against a set of objective criteria for stereographic reproduction, including a 15-point quality checklist to identify common errors in production that result in suboptimal 3D content. The company will also offer training programs to broadcasters and content creators to help them migrate their production and post-production techniques from traditional television to the three-dimensional medium.

“We are very excited that BSkyB is endorsing our 3D certification program,” said Pierre (Pete) Routhier, Technicolor’s Vice President for 3D product strategy and business development. “Together with our customers, we will take a proactive approach in support of the industry to ensure a consistent and quality end-consumer 3D experience in the home.”

Technicolor is a leader in providing an array of 3D services to its media and entertainment customers ranging from 3D visual effects, post production, Blu-ray 3D services, 3D VOD encoding to mobile 3D.

The new Certifi3D program will be demonstrated at CES 2011, January 5-9 in Technicolor’s booth Central Hall #8432. For an appointment to see the demonstration please contact Season Skuro: +1 323-817-6865 / season.skuro@technicolor.com

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ Discs. Euronext Paris: TCH  ▪ NYSE:TCH ▪ www.technicolor.com

# # #

Press Contacts:

Season Skuro - Technicolor US	+1 323 817 6865	season.skuro@technicolor.com
Caroline Ponsi – Technicolor Europe	+33 (1) 41 86 61 11	caroline.ponsi@technicolor.com

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.